



FP: truCrowd

TOP SHELF TOURS

Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,200** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$984,400** |

**THE COMPANY**

1. Name of issuer: Sterling Transportation Inc. DBA Top Shelf Tours

**ELIGIBILITY**

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

## DIRECTORS OF THE COMPANY

4.      Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

| Name: | Robert J. Zajac |
|---|---|
| Dates of Board Service: | 05/16/2016 - present |
| Principal Occupation: | Computer programmer |
| Employer: | Cognizant |
| Dates of Service: | 06/2020 - present |
| Employer's principal business: | IT Consulting Services |
| | |
| List all positions and offices with the issuer held and the period of time in which the director served in the position or office: | |
| | |
| Position: | No prior positions held with issuer |
| | |
| Business Experience: List the employers, titles, and dates of positions held during past three years with an indication of job responsibilities: | |
| | |
| Employer: | Sterling Transportation, Inc |
| Employer's principal business: | For-hire party bus services |
| Title: | President |
| Dates of Service: | 05/16/2016 - present |
| Responsibilities: | All aspects of business, from customer service to accounting |

## OFFICERS OF THE COMPANY

5.      Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

| Name: | Robert J Zajac | Evangeline E Zajac |
|---|---|---|
| Title: | President | Vice-President |
| Dates of Service: | 05/16/2016 - present | 05/16/2018 - present |
| Responsibilities: | All operations of the company | Assistance with operations |
| | | |
| List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: | | |
| | | |
| Position: | No prior positions with issuer | No prior positions with issuer |

FP:  truCrowd



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,200** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$984,400** |

| | | |
|---|---|---|
| *Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:* | | |
| | | |
| *Employer:* | Fahrenheit IT/Cognizant | FedEx Supply Chain |
| *Employer's principal business:* | IT Consulting Services | Package Handling |
| *Title:* | Cobol Programmer/Consultant | Warehouse Associate |
| *Dates of Service:* | 11/2018 - present | 11/2017 - present |
| *Responsibilities:* | Maintenance of computer code | Warehouse duties |

**PRINCIPAL SECURITY HOLDERS**

6.  Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| *Name of Holder* | *No. and Class of Securities Now Held* | *%Voting Power Prior to Offering* |
|---|---|---|
| *Robert J Zajac* | 2,000,000 shares of Common Stock | **100%** |

.

**BUSINESS AND ANTICIPATED BUSINESS PLAN**

7.  Describe in detail the business of the issuer and the anticipated business plan of the issuer.


**Sterling Transportation, Inc.**
**DBA Top Shelf Tours**

**Business Plan 02/14/2021**


**1.0 Executive Summary**

The purpose of this business plan is to raise $207,000 for Top Shelf Tours while showcasing the expected financials and operations over the next three years. Sterling Transportation, Inc. ("the Company") is an Indiana-based corporation that will provide transportation services via its fleet of party buses and other vehicles to customers in its targeted market. The Company was founded in 2016 by Rob Zajac who owns 100% of the common stock.




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**1.1 Business Model**

As stated above, the Company is actively engaged in providing chauffeuring and transportation services to residents within its local market. At startup, the business has provided transportation services for tourist rides to area wineries and breweries, 'Nights Out' rentals, prom, and wedding party rentals.

Mr. Zajac currently has five party buses that hold 12-14 passengers comfortably. The Company will price its services on a per seat basis for the various tours and on either a per hour or a per trip basis for other services depending on the client's transportation needs. The third section of the business plan will further describe the services offered by The Company.

Presently, there are some competitors in the local market dedicated to offering similar brewery tours and are noted in another section of this plan. There are no other companies dedicated to offering the mix of services in the manner the Company pursues.

We follow the motto, "Underpromise and Overdeliver" as much as possible, which has been key to our very high customer satisfaction rating.

**1.3 Mission Statement**

Sterling Transportation, Inc.'s mission is to become the recognized leader in its targeted market for party bus services in the Central Indiana area.

**1.4 Management Team**

Mr. Zajac has been the exclusive manager of the Company since inception. Growth has necessitated someone to handle some of the operational duties at least on a part-time basis starting in the summer of 2021.

**1.5 Expansion Plan**

The Founder expects that the business will aggressively expand during the first three years of operation. Mr. Zajac intends to implement marketing campaigns that will effectively target individuals and corporations within the target market.

Top Shelf Tours currently has five buses and has plans to acquire several more to handle additional public brewery tours and growth in outlying markets.




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 | Shares of Common Stock at $1 per Share | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

## 2.0 Strategic and Market Analysis

### 2.1 Industry Analysis

According to the latest Limousine, Charter, and Tour Fact Book, in 2014 limousine and chauffeuring operations provided over $3.3 billion dollars a year to the general US economy. The industry employs more than 27,000 people, and provides annual payrolls that exceed $600 million dollars per year. The growth rate of this industry has remained in step with that the general growth of the country's GDP. In 2015, there were 12,106 operators in the country, of which 55% were operators with 10 or less vehicles, and 85% of all operators reported the same revenue or revenue growth from the previous year.

The Company feels that by maintaining a diversified base, it can generate revenues despite the current economic conditions in the United States. While the Indianapolis limousine industry's revenue is predominately driven by business and travel, small party bus companies can indeed compete very productively with their larger counterparts. This ability, of course, is dependent upon their marketing strategies and the effectiveness of that marketing.

The Company believes that limousines are not where the market is anymore. Party buses and Sprinters are gathering much more importance, as these vehicles can carry more people and the passengers can spread out and stand up. Our emphasis will always be on these types of vehicles.

### 2.2 Customer Profile

Management expects a broad range of customers to contact the Company for use of the Company's limo bus and limousine services. Customers will range from tour seekers, concert goers, pub crawlers, prom attendees, bachelor/bachelorette party goers, and wedding parties. As such, it is difficult to quantify the exact demographic profile of the "average" customer of Sterling Transportation, Inc.

However, our market can be segmented into a handful of primary categories: craft brewery and/or winery enthusiasts, concert goers, prom attendees, and people interested in bus rentals for parties or nights out. Secondary markets for bachelor/bachelorette parties and wedding parties exist, though we will not actively pursue them. Bachelorette parties tend to irritate the owners of our breweries and wineries, and weddings do not really follow our four-hour minimum standard. We will gladly accept them if they book.

FP:  truCrowd



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
| --- | --- | --- | --- |
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

## 2.3 Competitive Analysis

There are numerous Indianapolis-area companies offering brewery, winery, and night out limo bus experiences. A few companies focus on specific markets, but most let the customers do whatever they want for their booking.

There are four companies offering brewery tours as their primary service:

- Indy Brew Bus
    - This is the first brewery tour company and the market leader
    - Based out of Zionsville
    - Operates at least three small converted school buses, all seat 14
    - Hires craft beer enthusiasts as drivers/guides
    - Picks up at Northside, Broad Ripple, Downtown, and Southside
- The BrewsLine
    - Based out of Fishers
    - Operates a schoolbus/shuttle bus
    - Picks up at Northside and Southside

There is one local company offering winery tours exclusively:

- deTours Indiana Wines
    - Mainly in the southern half of the state
    - Usually has packages of three or four wineries plus a lunch stop
    - $175 per person
    - Shuttle bus

Several companies market themselves as 'party bus' companies:

- Ale Force One
    - Ran by Indiana On Tap
    - One very nice bus, with two TVs and a bar
    - $550 for four hours
- Broad Ripple Party Bus
    - Some buses bigger than 14-passenger
    - Old buses and not very good reviews
    - Cash only, and must pay the driver in full for the whole trip




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

## 3.0 Market Analysis Summary

There are many limousine companies to serve the Indianapolis area. The goal of Sterling Transportation must be to segment this market and concentrate the company's marketing efforts those which are not receiving much attention from competing services. The areas that make the most sense for the Company to direct its marketing approach are:

- Concert shuttles: This is a large, virtually untapped market. Top Shelf has several stops picked out to pick up single-seat purchasers, and we take them to Ruoff Music Center in Noblesville. There has been a lot of demand for this service, and it is a big revenue generator in the warmer months. We have been filled to capacity for many shows, and we have other venues that we could pursue as well.

- Brewery Tours: The craft beer industry in Indiana is maturing, but people still love the idea of visiting locations that they have never been to before. Top Shelf really needs to pursue this market better, as more hits to the website are for brewery tours than any other service offered. We typically get too busy with our full bus rentals to pursue this effectively.

    We currently offer a public winery tour seat on Friday nights and Saturdays for $40, and we go to four breweries.

- Winery Tours:  While most Indianapolis area transportation companies offer these types of tours as full bus rentals, very few actually stress them.  No companies handle these tours on a per-seat basis as they do the brewery tours, instead a whole bus needs to be rented by one group.

    We currently offer a public winery tour seat on Sundays for $40, and we go to three wineries.

- Day Out/Night Out:  This segment is a large one for Top Shelf, and consists of birthday parties, anniversary parties, or just getting a group of friends together to go out. They may want to go to breweries, wineries, bars, restaurants, or any number of things, but they rent the whole bus.

    We currently offer bus rentals any time during the week for $570. Our biggest opportunity is rentals bus rentals during the week for corporate events.

    Concert Shuttles: Our most popular service in the warmer months is our concert shuttles. We pick people up from Greenwood to Indianapolis and take them to Ruoff Music Center in Noblesville. It is our most labor-intensive effort due to the number of hours. Top Shelf charges $40 per seat for each show.

- Weddings
- Proms

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

### 3.1 Market Segmentation

It makes sense for the Company to direct its marketing approach at these segments. The craft beer and winery industries in Indiana are garnering more and more attention, and interest is growing. While most Indianapolis area transportation companies offer these types of tours, we pride ourselves on being among the best.

### 3.2 Target Market Segment Strategy

Most of the limousine service competition in the area is concentrated in the corporate, airport transfer, and wedding transportation market segment. While these segments have steady demand for the limousine service, the high level of competition has eroded the margins. The entry of firms like Uber and Lyft has caused a significant deterioration of market share among limousine companies as well. Further, incumbent competitors have advantages of vehicle fleets larger than Sterling Transportation.

Consequently, the Company will selectively focus its marketing strategy on the alcohol tourism industry and also aggressively advertise Nights Out and proms to keep the vehicles busy during idle times. Such customers will require reliable, on time pick-ups and knowledgeable drivers. At the same time, competition in these segments is very low. Sterling Transportation has achieved a competitive advantage by entering these markets and establishing the reputation of being a reliable service provider. We have achieved this by providing premium services to the targeted customer base and relying on customer referrals to generate new leads, as well as advertising.

### 3.3 Market Needs

The customer needs in the party bus transportation market that we'll be filling are quite diverse. For these clients, limousine services save time and effort compared to using public transportation or personal vehicles. Prom and Night Out party clients are more interested in the social status associated with the limousine service; however, this segment is less loyal and shops around for the best value. Further, the wine, spirits, and beer tourism segment, which is currently underserved, does not only need spacious and comfortable accommodation during the trip, but also benefits from a driver who can serve as a guide as well.

### 4.0 Management Summary

The management of the company will be undertaken by the owner, Rob Zajac until managers can be hired to fulfill the needed roles.




# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

## 4.1 Organizational Structure

The organizational structure is a simple one. Sterling Transportation will be run by Mr. Zajac, and all business decisions will be made by him and passed down to the employees. The business is organized as a C-corp and "Top Shelf Tours" is its DBA.

## 4.2 Personnel Plan

The buses will be driven by chauffeurs who are sought out when the company needs them. Drivers will be paid per hour (presently $20), with the clock starting when they start getting their bus ready for their trip and ending when their bus is clean again. Drivers work part time and are currently on a 1099 payroll status.

Mr. Zajac will be driving as little as possible, as he will instead be focused on the operations and growth of the enterprise. He typically needs to fight fires when the buses are running and can be used as a last resort if all drivers are unavailable.

An operations manager and a salesperson will be added to cover those roles as soon as possible and are described below.

It is assumed that the owner will increase his salary to allow for a transition from part time work to a more full-time role as business increases.

## 5.0 Sales and Marketing Plan

### 5.1 Services

Sterling Transportation will offer limo party bus tours in the Indianapolis/Greenwood area for customers seeking reliable transportation services. The company will expand its service offerings into the Indianapolis outlying areas and will also start specifically targeting customers who need funeral services, limousine services, and other transportation needs. There is less competition in these markets; and the customers are less price sensitive, which will allow Sterling Transportation to charge premium prices.

Expansion into Columbus, Bloomington, Carmel, etc. to launch our buses will take place as soon as possible.

### 5.2 Pricing Strategy

All of the Company's pricing needs to remain consistent with the competition.

All public tours and shuttles will be priced at $40 per seat.

Other services, mainly prom rentals, weddings, and nights out, will be on an hourly basis and will match competitors' pricing as much as possible. Currently, Top Shelf Tours is priced at $570 for four hours (not including driver tip), and $99 for each additional hour.





FP: truCrowd

OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 10,000 | $10,000 | $9,200 |
| *Maximum Amount* | 1,070,000 | $1,070,000 | $984,400 |

Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

**5.3 Promotion Strategy**

Presently, Top Shelf Tours is primarily utilizing internet and social media advertising and relying on positive word-of-mouth advertising. We also place ad brochures in some of our partner breweries and wineries. Groupon is utilized for our slower offerings, and we've partnered with Match.com for singles tours in the past, too.

We realize that we need to get a bit aggressive in reaching people. We have had some positive experience with radio advertising, and though it is a bit expensive we may try that again. The avenues that we will be pursuing in the near future are:

- YouTube videos – We currently have some winery videos in production, and plan upon producing one per partner winery. We will start on breweries after those are complete if we some positive results.
- Visit Indy – We will join Visit Indy to get lists of conventions coming in town and to get on board with their present marketing.
- Direct Mail – We are producing postcards that will be mailed directly to area businesses to promote team outings during the weekdays. Also, we will be getting thank you and birthday postcards printed as well. This is seen as a relatively inexpensive way to get our reminder advertising out and hopefully fill the buses during the week.
- Public Relations – If possible, we would like to engage a local PR firm to get us in the news.
- Direct Contact – We need to keep in direct contact with area businesses such as restaurants and bars, our breweries and wineries, and local wedding venues. Having direct contact with the breweries and wineries will help in case there are issues with our stops that we need to address.
- Loyalty Card – We are working on a loyalty card for our brewery tours
- Chambers of Commerce – We've joined some in the past, but we need to make a concerted effort to market within them

**6.0 Operations Plan**

**6.1 Key Operational Processes**

Sterling Transportation, Inc, DBA Top Shelf Tours has partnered with PeekPro booking software to offer the website 24 hour booking capability. PeekPro takes no commission until a customer books on the platform, and also processes the credit card transactions itself for a very low 2.3% (+ 30 cent) fee.

The Company has a robust website that will give adequate information and allow bookings easily. There have numerous customer compliments regarding the website's ease of use and detailed information, especially our FAQ section.




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

Top Shelf Tours must also have a commanding presence in social media. A firm will also be retained to manage this portion in the near future.

At present, the Company owns five limo buses. All five fit 14 passengers (which is the limit for non-CDLs), but three of these buses are smaller and should be replaced. More buses need to be added to the fleet as well, as demand is outstripping our supply during peak season.

**6.2 Business Milestones**

Key employees

- An operations manager will be hired in the summer of 2021 or before. The operations manager will be in charge of the buses, drivers, and help with the bookings over the phone and website.
- A salesperson will visit the breweries, wineries, and local restaurants and bars on a regular basis and oversee some operations tasks like bookings. This person will acquire accounts with local businesses for team building. It is the goal to have this position filled by the fall of 2021 or before.
- Rob Zajac will oversee long-range planning once these positions are filled.

Key services

- Concert shuttles: $40 per seat
- Public Brewery and Winery Tours: $40 per seat
- Private bus rentals: $570 for four hours, $99 each additional hour

Ratings

4.9 Google          107 total reviews          104 are 5 stars

5.0 TripAdvisor   79 total reviews          78 are 5 stars

4.8 Groupon          56 total reviews          55 are 5 stars

5.0 Yelp          27 total 'recommended' reviews     24 are 5 stars

          36 total 'not recommend' reviews     36 are 5 stars

5.0 Facebook          135 total reviews          135 are 5 stars

FP: truCrowd

Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429




# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

| | | % of Total: 100.00% (42,064) | % of Total: 100.00% (32,507) | Avg for View: 00:01:16 (0.00%) | % of Total: 100.00% (18,834) | Avg for View: 58.14% (0.00%) | Avg for View: 44.77% (0.00%) | % of Total: 0.00% ($0.00) |
|---|---|---|---|---|---|---|---|---|
| 1. | / | 9,126 (21.70%) | 7,430 (22.86%) | 00:00:35 | 7,239 (38.44%) | 37.23% | 40.01% | $0.00 (0.00%) |
| 2. | /tour-landing-page/ | 7,490 (17.81%) | 4,661 (14.34%) | 00:00:24 | 1,058 (5.62%) | 35.44% | 14.22% | $0.00 (0.00%) |
| 3. | /2019-concert-shuttles/ | 4,977 (11.83%) | 3,953 (12.16%) | 00:03:36 | 3,332 (17.69%) | 79.20% | 73.28% | $0.00 (0.00%) |
| 4. | /bus-rental/ | 3,912 (9.30%) | 3,157 (9.71%) | 00:01:45 | 890 (4.73%) | 79.89% | 49.26% | $0.00 (0.00%) |
| 5. | /brewery-tours/ | 3,724 (8.85%) | 2,821 (8.68%) | 00:02:27 | 1,626 (8.63%) | 69.25% | 57.49% | $0.00 (0.00%) |
| 6. | /winery-tours/ | 2,197 (5.22%) | 1,597 (4.91%) | 00:01:50 | 1,017 (5.40%) | 52.21% | 46.24% | $0.00 (0.00%) |
| 7. | /singles-tours/ | 1,396 (3.32%) | 1,149 (3.53%) | 00:00:50 | 265 (1.41%) | 78.49% | 31.45% | $0.00 (0.00%) |
| 8. | /winery-tours-seat-saturdays/ | 1,309 (3.11%) | 1,056 (3.25%) | 00:02:37 | 330 (1.75%) | 81.52% | 53.63% | $0.00 (0.00%) |
| 9. | /winery-tour-seat-sundays/ | 1,210 (2.88%) | 986 (3.03%) | 00:03:04 | 580 (3.08%) | 79.14% | 64.63% | $0.00 (0.00%) |
| 10. | /winery-tour-seat/ | 1,210 (2.88%) | 980 (3.01%) | 00:03:15 | 474 (2.52%) | 78.48% | 61.16% | $0.00 (0.00%) |
| 11. | /contact/ | 1,014 (2.41%) | 884 (2.72%) | 00:02:05 | 396 (2.10%) | 53.54% | 52.86% | $0.00 (0.00%) |
| 12. | /custom brewery tours/ | 809 (1.92%) | 677 (2.08%) | 00:01:32 | 58 (0.31%) | 79.31% | 35.97% | $0.00 (0.00%) |
| 13. | /distillery-tours/ | 667 (1.59%) | 530 (1.63%) | 00:01:52 | 333 (1.77%) | 70.57% | 56.97% | $0.00 (0.00%) |
| 14. | /unlimited-tours/ | 583 (1.39%) | 463 (1.42%) | 00:00:35 | 32 (0.17%) | 84.38% | 17.67% | $0.00 (0.00%) |
| 15. | /category/uncategorized/ | 544 (1.29%) | 544 (1.67%) | 00:00:00 | 544 (2.89%) | 100.00% | 100.00% | $0.00 (0.00%) |
| 16. | /bachelor-bachelorette-parties/ | 454 (1.08%) | 371 (1.14%) | 00:01:29 | 86 (0.46%) | 75.58% | 37.67% | $0.00 (0.00%) |
| 17. | /karaoke/ | 441 (1.05%) | 357 (1.10%) | 00:00:40 | 83 (0.44%) | 66.27% | 28.57% | $0.00 (0.00%) |
| 18. | /gallery/ | 277 (0.66%) | 248 (0.76%) | 00:01:36 | 34 (0.18%) | 67.65% | 44.40% | $0.00 (0.00%) |
| 19. | /faqs/ | 197 (0.47%) | 170 (0.52%) | 00:01:32 | 22 (0.12%) | 86.36% | 34.52% | $0.00 (0.00%) |
| 20. | /2020-concert-shuttles/ | 91 (0.22%) | 77 (0.24%) | 00:01:04 | 57 (0.30%) | 78.95% | 64.84% | $0.00 (0.00%) |

| | Page | Pageviews | Unique Pageviews | Avg. Time on Page | Entrances | Bounce Rate | % Exit | Page Value |
|---|---|---|---|---|---|---|---|---|
| | | 19,707 % of Total: 100.00% (19,707) | 15,372 % of Total: 100.00% (15,372) | 00:01:06 Avg for View: 00:01:06 (0.00%) | 8,600 % of Total: 100.00% (8,600) | 59.98% Avg for View: 59.98% (0.00%) | 43.64% Avg for View: 43.64% (0.00%) | $0.00 % of Total: 0.00% ($0.00) |
| 1. | / | 5,310 (26.94%) | 4,437 (28.86%) | 00:00:30 | 4,362 (50.72%) | 46.86% | 48.93% | $0.00 (0.00%) |
| 2. | /bus-rental/ | 2,062 (10.46%) | 1,562 (10.16%) | 00:01:29 | 327 (3.80%) | 72.78% | 40.93% | $0.00 (0.00%) |
| 3. | /tour-landing-page/ | 1,970 (10.00%) | 1,232 (8.01%) | 00:00:25 | 188 (2.19%) | 29.26% | 11.27% | $0.00 (0.00%) |
| 4. | /winery-tours/ | 1,527 (7.75%) | 1,145 (7.45%) | 00:02:16 | 630 (7.33%) | 50.48% | 47.09% | $0.00 (0.00%) |
| 5. | /winery-tour-seat-sundays/ | 1,279 (6.49%) | 1,047 (6.81%) | 00:02:04 | 609 (7.08%) | 82.43% | 63.96% | $0.00 (0.00%) |
| 6. | /winery-tours-landing-page/ | 1,119 (5.68%) | 725 (4.72%) | 00:00:21 | 39 (0.45%) | 69.23% | 10.37% | $0.00 (0.00%) |
| 7. | /2020-concert-shuttles/ | 1,057 (5.36%) | 823 (5.35%) | 00:03:48 | 670 (7.79%) | 77.91% | 69.63% | $0.00 (0.00%) |
| 8. | /brewery-tours/ | 1,003 (5.09%) | 807 (5.25%) | 00:02:35 | 588 (6.84%) | 71.94% | 63.41% | $0.00 (0.00%) |
| 9. | /brewery-tour-landing-page/ | 559 (2.84%) | 351 (2.28%) | 00:00:21 | 27 (0.31%) | 77.78% | 15.21% | $0.00 (0.00%) |
| 10. | /winery-tours-seat-saturdays/ | 531 (2.69%) | 398 (2.59%) | 00:02:16 | 42 (0.49%) | 83.33% | 41.62% | $0.00 (0.00%) |
| 11. | /custom brewery tours/ | 433 (2.20%) | 359 (2.34%) | 00:02:18 | 78 (0.91%) | 82.05% | 45.50% | $0.00 (0.00%) |
| 12. | /faqs/ | 304 (1.54%) | 265 (1.72%) | 00:01:48 | 42 (0.49%) | 85.71% | 39.14% | $0.00 (0.00%) |
| 13. | /contact/ | 301 (1.53%) | 254 (1.65%) | 00:02:21 | 59 (0.69%) | 69.49% | 54.15% | $0.00 (0.00%) |
| 14. | /gallery/ | 288 (1.46%) | 234 (1.52%) | 00:01:16 | 23 (0.27%) | 69.57% | 35.76% | $0.00 (0.00%) |
| 15. | /unlimited-tours/ | 151 (0.77%) | 130 (0.85%) | 00:00:28 | 8 (0.09%) | 100.00% | 20.53% | $0.00 (0.00%) |
| 16. | /img_0786/ | 150 (0.76%) | 118 (0.77%) | 00:00:12 | 5 (0.06%) | 80.00% | 15.33% | $0.00 (0.00%) |
| 17. | /singles-tours/ | 144 (0.73%) | 126 (0.82%) | 00:01:23 | 7 (0.08%) | 85.71% | 27.08% | $0.00 (0.00%) |
| 18. | /distillery-tours/ | 130 (0.66%) | 104 (0.68%) | 00:01:56 | 99 (1.15%) | 72.73% | 66.92% | $0.00 (0.00%) |
| 19. | /2020-indy-500/ | 110 (0.56%) | 100 (0.65%) | 00:01:09 | 16 (0.19%) | 100.00% | 31.82% | $0.00 (0.00%) |
| 20. | /img_0852/ | 95 (0.48%) | 70 (0.46%) | 00:00:09 | 3 (0.03%) | 100.00% | 6.32% | $0.00 (0.00%) |

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**RISK FACTORS**

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8.      Discuss the material factors that make an investment in the issuer speculative or risky:

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. General risks include exposure to liability claims or negative publicity. Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

**You can lose 100% of your investment.** Many small business startups like the Company fail. Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

**Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business.** Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability. In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

**General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales.** Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

rates; fuel and energy costs; energy shortages; taxes; and general political conditions, both domestic and abroad. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

**Projections are speculative and are based upon a number of assumptions.** Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

**We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

**Our efficiency may be limited while our current employees and future employees are being integrated into our operations.** In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

**We expect our expenses to grow as the Company grows.** Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

**The Company may require additional financing to support working capital needs.** The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

**If the Company incurs commercial debt, there may be risks associated with such borrowing.** If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

**Many of our competitors have greater brand recognition and greater financial, marketing and other resources.** Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances, and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

**Management has broad discretion as to the use of proceeds.** The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

**Management has voting control of the Company.** Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

**There may be unanticipated obstacles to the execution of the Company's business plan.** The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

**Our accountant has included a "going concern" note in its review report.** Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it may be that we will see the need to raise additional funds in the near future.

**Indebtedness of the Issuer.** See attached financial documents. The Company has a debt accrual obligation of approximately $200,000 to Rob Zajac, who is an executive officer of Sterling Transportation Any proceeds used to repay this obligation will not be available to the Company for other purposes, including making new or additional investments.

FP:  truCrowd



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**Shares are not guaranteed and could become worthless.** The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

**The Shares are restricted securities and a market for such securities may never develop.** Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

**We will present only unaudited financial statements, which may not be reliable.** In addition to the audited financial statement presented with this Offering Statement, we expect to prepare financial statements on a periodic basis.

**Our pro forma financial statements rely on assumptions that may not prove accurate.** Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

**Investors may suffer potential loss on dissolution and termination.** In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

**Shares are subordinate equity interests.** The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

**The shares are unlikely to be able to be pledged as collateral**. The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

**Future capital needs; Dilution.** The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that this offering reaches the maximum amount. Shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

**Additional unforeseen risks.** In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

**Management has broad discretion as to the use of proceeds.** The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

**Public health epidemics or outbreaks could adversely impact our business**. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

**If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.**

### THE BOTTOM LINE:
**Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.**

**<u>Please only invest what you can afford to lose.</u>**



# OFFERING STATEMENT

Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429



| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,200** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$984,400** |

**THE OFFERING**

9. What is the purpose of this offering?

The Issuer is engaged in the business of owning and operation vehicles for hire in the State of Indiana. Some of the net proceeds will be used to purchase new vehicles, new offices, advertising and marketing, and to hire management staff and drivers. Some of the proceeds may be used towards the goal of leveling out the seasonality of the business model.

10. How does the issuer intend to use the proceeds of this offering?

| | If Target Offering Amount Sold | If Maximum Offering Amount Sold |
|---|---|---|
| **Total Proceeds** | **$10,000.00** | **$1,070,000.00** |
| **Less: Offering Expenses** | $800.00 | $85,600.00 |
| **Net Proceeds** | **$9,200.00** | **$984,400.00** |
| **Use of Net Proceeds** | | |
| Add Offices/Garages | $0.00 | $235,000.00 |
| Upgrades to Fleet | $5,000.00 | $125,000.00 |
| Advertising and Marketing | $4,200.00 | $75,000.00 |
| Hire Management Staff | $0.00 | $120,000.00 |
| Disrupt Seasonality | $0.00 | $250,000.00 |
| Debt Reduction | $0.00 | $100,000.00 |
| General Operating Capital | $0.00 | $79,400.00 |
| **Total Use of Net Proceeds** | **$9,200.00** | **$984,400.00** |

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

**OWNERSHIP AND CAPITAL STRUCTURE**

**The Offering**

13.     Describe the terms of the securities being offered.

        a. Type - Common Stock

14.     Do the securities offered have voting rights? ☑ Yes   ☐ No

15.     Are there any limitations on any voting or other rights identified above?  ☐ Yes  ☑ No Explain:

16.     How may the terms of the securities being offered be modified?

**Restrictions on Transfer of the Securities Being Offered**

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

        (1)     to the issuer;
        (2)     to an accredited investor;
        (3)     as part of an offering registered with the U.S. Securities and Exchange Commission; or
        (4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**Description of Issuer's Securities**

17.  What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| **Common Stock:** | | | | |
| | 10,000,000 | 2,000,000 | Yes ☑ No ☐ | Yes ☐ No ☐ |
| | | | | Specify: |

18.  How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   None

19.  Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes  ☑ No

20.  How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   None

21.  How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

   This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

   These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |



The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$2,053,746.**

**The company has elected to go with a slightly more conservative valuation of $2,000,000.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

**The right to demand current distributions from an operating business is limited.** A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

**No right to participate in any management decisions of the company.** The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

**The investor has limited rights, if any, to have your interest bought out**. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.     What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.     Describe the material terms of any indebtedness of the issuer:

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| Horizon Bank (SBA Loan) | $87,826.58 | 6.25% | Oct 31, 2023 | |
| SBA EIDL (Economic Injury Disaster Loan Program) | $48,800.00 | 3.75% | May 21, 20250 | |
| Key bank -line of credit | $14,157.00 | 6.25% | N/A - line of credit | |

25.     What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

FP:  truCrowd



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
| --- | --- | --- | --- |
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No to all

## FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes   ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Financial Condition - Liquidity and Capital Resources As of today, February 14th, 2021, the company had $22252.98 cash in the bank. The company intends to raise additional finds through equity financing. As of today, February 14th, 2021, the Company has debt obligations in the amounts of $137,726.58 in SBA-guaranteed loans, $13,856.89 in a commercial line of credit, $11,029.22 in credit card debit, and approximately $10,000 in commissions to Indy JoyRides. These are all paid on a monthly basis. Also, the Company owes the Founder Rob Zajac a total of $192,637.11 that does not need not paid back until a future unspecified date. The Issuer has five buses values at approximately $177,307 liquidation value, three of which are held as collateral by a portion of the SBA loan and two of which are owned outright.

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

29.       Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

**FINANCIAL INFORMATION**

### REVIEWED FINANCIAL STATEMENTS

**Sterling Transportation Incorporated
Years Ended December 31, 2020 and 2019
With Independent Accountant's Review Report**




# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**Sterling Transportation Incorporated**
**Financial Statements**

Years Ended December 31, 2020 and 2019

## Contents

1




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

## Independent Accountant's Review Report

The Board of Directors
Sterling Transportation Incorporated
Whiteland, Indiana

I have reviewed the accompanying financial statements of Sterling Transportation Incorporated, which comprises of the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Fiona Hamza, CPA

*Fiona S Hamza*

Plano, Texas
February 22, 2021

2




# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

(This page intentionally left blank.)




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**Sterling Transportation Incorporated**

Balance Sheets

| | December 31, | |
|---|---|---|
| | 2020 | 2019 |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents *(note1)* | $ 5,270 | $ 4,276 |
| Fleet insurance receivable | 3,375 | - |
| Total current assets | 8,645 | 4,276 |
| | | |
| Fixed assets | 179,346 | 179,346 |
| Less: Accumulated Depreciation | (154,542) | (138,005) |
| Net fixed assets | 24,804 | 41,341 |
| | | |
| Other assets | | |
| Deferred tax asset *(note 1)* | 56,898 | 53,859 |
| Total assets | $ 90,347 | $ 99,476 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Trade payable | 21,239 | 20,471 |
| Interest payable | 524 | 535 |
| Accrued Rent | - | 3,000 |
| Accrued payroll-Officer | 12,000 | - |
| Short term loan payable *(note 2)* | 31,774 | 32,334 |
| Total current liabilities | 65,537 | 56,340 |
| | | |
| Notes payable- long-term *(note 2)* | 124,325 | 108,030 |
| Total liabilities | 189,862 | 164,370 |
| | | |
| Stockholders' equity: | | |
| Class A Common Stock, no par value *(note 3)* | | |
| Authorized shares, 10,000,000 | | |
| Issued and outstanding shares, 1,000 | - | - |
| Shareholders' loan payable *(note 4)* | 183,793 | 173,221 |
| Retained deficit | (283,308) | (238,115) |
| Total stockholders' deficit | (99,515) | (64,894) |
| Total liabilities and stockholders' equity | $ 90,347 | $ 99,476 |

*See Independent Accountant's Review Report.*

4




# OFFERING STATEMENT

| 10,000 | Shares of Common Stock at $1 per Share | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

## Sterling Transportation Incorporated

### Statements of Operations

| | December 31, | |
|---|---|---|
| | 2020 | 2019 |
| **Revenue** | | |
| Revenue *(note 1)* | $ 68,741 | $ 173,009 |
| Net revenues | | |
| Less: direct expenses | 68,433 | 98,386 |
| Gross Profit | 308 | 74,623 |
| | | |
| **Expenses:** | | |
| Accounting expenses | 450 | 2,085 |
| Advertising and promotion | 13,159 | 21,759 |
| Bank and processing charges | 2,900 | 6,274 |
| Depreciation expense | 16,537 | 27,563 |
| Insurance expense | 3,931 | 2,382 |
| Legal and professional fees | 1,049 | - |
| Office expense | 2,344 | 2,952 |
| Payroll-officer | 12,000 | - |
| Rent Expense (month-to-month) | 9,000 | 7,600 |
| Telephone expense | 1,538 | 1,440 |
| Internet expenses | 1,092 | 1,188 |
| Taxes and licenses | 935 | 997 |
| Total operating expenses | 64,935 | 74,240 |
| | | |
| Operating income (loss) | (64,627) | 383 |
| | | |
| Other income/ (expense) | | |
| SBA debt relief *(note 5)* | 27,995 | - |
| Interest expense | (11,600) | (13,838) |
| Net other income/ (expense) | 16,395 | (13,838) |
| Income before taxes | (48,232) | (13,455) |
| | | |
| Income tax benefit | 3,039 | 1,091 |
| | | |
| Net loss | $ (45,193) | $ (12,364) |

*See Independent Accountant's Review Report.*

5





# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**Sterling Transportation Incorporated**

Statements of Changes in Stockholders' Deficit

| | Common Stock (no par) | | Shareholders' Loan | | Retained Equity | | Total | |
|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2018 | $ | - | $ 138,318 | $ | (225,751) | $ | (87,433) | |
| Net Loss | | - | - | | (12,364) | | (12,364) | |
| Shareholders' Loan | | - | 34,903 | | - | | 34,903 | |
| Balance at December 31, 2019 | $ | - | $ 173,221 | $ | (238,115) | $ | (64,894) | |
| Net Loss | | - | - | | (45,193) | | (45,193) | |
| Shareholders' Loan | | - | 10,572 | | - | | 10,572 | |
| Balance at December 31, 2020 | $ | - | $ 183,793 | $ | (283,308) | $ | (99,515) | |

*See Independent Accountant's Review Report.*

6

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

## Sterling Transportation Incorporated

### Statements of Cash Flows

| | December 31, | |
|---|---|---|
| | 2020 | 2019 |
| **Operating activities** | | |
| Net loss | $ (45,193) | $ (12,364) |
| Add: depreciation expense | 16,537 | 27,563 |
| Less: deferred tax asset | (3,039) | (1,091) |
| Decrease (increase) in insurance receivable | (3,375) | - |
| Increase (decrease) in trade payable | 768 | (679) |
| Increase (decrease) in interest payable | (11) | 535 |
| Increase (decrease) in accrued rent | (3,000) | 3,000 |
| Increase (decrease) in accrued payroll | 12,000 | - |
| Net cash used (provided) by operating activities | (25,313) | 16,964 |
| | | |
| **Investing activities** | | |
| Fixed assets | - | - |
| Net cash used in investing activities | - | - |
| | | |
| **Financing activities** | | |
| Proceeds (payments) for loan | 15,735 | (50,140) |
| Proceeds from capital contribution | 10,572 | 34,903 |
| Net cash provided by financing activities | 26,307 | (15,237) |
| | | |
| Net (decrease) increase in cash and cash equivalents | 994 | 1,727 |
| Cash and cash equivalents at beginning of year | 4,276 | 2,549 |
| Cash and cash equivalents at end of year | $ 5,270 | $ 4,276 |

Supplemental disclosures of cash flow information:

| | | |
|---|---|---|
| Cash paid for interest | $ 11,076 | $ 13,303 |
| Cash paid for income taxes | - | - |

*See Independent Accountant's Review Report.*

7

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,200** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$984,400** |

**Sterling Transportation Incorporated**

**Notes to Financial Statements**
December 31, 2020

### 1. Business and Summary of Significant Accounting Policies

**Description of Business and Basis of Presentation**

Sterling Transportation Incorporated was formed on May 24, 2016 in the State of Indiana. The financial statements of Sterling Transportation Incorporated (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Whiteland, Indiana.

The Company is actively engaged in providing chauffeuring and transportation services to residents within its local market. The business provides transportation services for tourist rides to area wineries and breweries, 'Nights Out' rentals, prom, and wedding party rentals.

**Risks and Uncertainties**

The Company's business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

**Going Concern and Management's Plans**

Covid-19 epidemic has hit hard Company's revenues. The Company strongly believes in their business model, they have tight handle on their expenses and once the economy goes back to normal, revenue is forecasted to increase.

**Use of estimates**

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could

*See Independent Accountant's Review Report.*

8





# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**Sterling Transportation Incorporated**

**Notes to Financial Statements (continued)**
**December 31, 2020**

differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

**Accounting Method**

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

**Cash and Cash Equivalents**

Cash equivalents consist primarily of cash and in overnight money market funds.

**Property and Equipment, Net**

Property and equipment are recorded at cost. Depreciation is computed using a double declining mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, fleet and most computer equipment ranges primarily from five to seven years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on fleet, equipment or software are expensed as incurred.

**Deferred Tax Asset**

The Company accounts for income taxes in accordance with FASB ASC No. 740 (formerly SFAS No. 109) "Accounting for Income Taxes", which requires an assets and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

**Recent Accounting Pronouncements**

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases." Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases." Under Topic 842, lessees are

*See Independent Accountant's Review Report.*

9

FP:  truCrowd



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**Sterling Transportation Incorporated**

**Notes to Financial Statements (continued)**

**December 31, 2020**

required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. This ASC is effective for private companies for the fiscal years beginning after December 15, 2021.

### 2). Notes Payable

Notes Payables at December 31, 2020 and 2019, are comprised of the following:

| | December 31, 2020 | December 31, 2019 |
|---|---|---|
| Creative Fleet Leasing-11.75% interest, due February 7, 2020 | - | 3,130 |
| Horizon bank loan interest at 6.25%, due October 21, 2023 | 93,142 | 122,499 |
| Key bank -line of credit at 6.25% interest | 14,157 | 14,735 |
| SBA-EIDL loan at 3.75%, due May 21, 2050 [1] | 48,800 | - |
| Total obligations | 156,099 | 140,364 |
| Less current portion of long-term obligations | (31,774) | (32,334) |
| Total long-term obligations | $ 124,325 | $ 108,030 |

[1] Economic Injury Disaster Loan Program (EIDL)

On May 21, 2020, the Company received loan proceeds of $48,000 under the EIDL program from the U.S. Small Business Administration. The loan is payable in monthly installments of $238 and accrues interest at the rate of 3.75% per annum. Payments will begin 12 months from the date of the loan and will be due in 30 years from the date of the loan.

The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including

*See Independent Accountant's Review Report.*

10

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**Sterling Transportation Incorporated**
**Notes to Financial Statements (continued)**
**December 31, 2020**

payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, parts, accessories, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

### 3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote. 100% of 1,000 shares were issued to the founder of the company.

### 4. Shareholder's Loan

From time-to-time, the Company's officers advance the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

### 5. SBA Debt relief Loan

As a part of the CARES Act, SBA is authorized to pay 6 months of principal, interest, and any associated fees that borrowers owe for all 7(a), 504, and Microloans reported in regular servicing status (excluding PPP loans). This debt relief to borrowers was originally dependent on the loan being fully disbursed prior to September 27, 2020 and does not apply to loans made under the Economic Injury Disaster Loan (EIDL) program.

These original provisions were amended on December 27, 2020 through the Economic Aid to Hard-Hit Small Businesses, Non-Profits and Venues Act (Economic Aid Act). The Economic Aid Act revised the eligibility criteria for assistance to include all 7(a), 504, and Microloans approved up to September 27, 2020 even if not fully disbursed. All other provisions for initial debt relief remained the same.

### Additional Debt Relief Assistance

The Economic Aid Act also authorized additional debt relief payments to 7(a), 504, and Microloan borrowers beyond the 6-month period prescribed in the CARES Act. The level of assistance varies based on when the loan was approved and will begin on or after February 1, 2021. https://www.sba.gov/funding-programs/loans/coronavirus-relief-options/sba-debt-relief

*See Independent Accountant's Review Report.*

11

FP:  truCrowd



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000  Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**Sterling Transportation Incorporated**
**Notes to Financial Statements (continued)**
**December 31, 2020**

Accordingly, company received $27,995 as part of the CARES act in 2020 and will receive additional six payments of debt relief equivalent to $17,995.

## 6. Commitments and Contingencies

As of the date of issuance of financials January 22, 2020, the company has no commitments or contingencies.

## 7. Subsequent Events

Management has evaluated subsequent events through January 22, 2020, the date on which the financial statements were available to be issued.

### Indiana Relief Grant

In May, Gov. Holcomb approved funding to support Indiana Small Business Restart Grants, helping accelerate the speed of economic recovery activity by providing working capital to cover certain expenses related to the global pandemic. Through the program, eligible Indiana small businesses can seek reimbursement for qualified business expenses, such as payroll (for W2 employees only), insurance premiums, rent/mortgage payments (for owner-occupied property only), utilities, lease payments for real or personal property, and safety investments, such as personal protective equipment (PPE) and infrastructure improvements. The Company has received a grant of $20,717 under this program in January 2021. https://backontrack.in.gov/2377.htm.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

*See Independent Accountant's Review Report.*

12




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| *Target Offering* | 10,000 | $10,000 | $9,200 |
| *Maximum Amount* | 1,070,000 | $1,070,000 | $984,400 |

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

the offering of any penny stock? ☐ Yes  ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes  ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes  ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes  ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes  ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes  ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

**OTHER MATERIAL INFORMATION**

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

**Updating offering to meet new regulations.**

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

**ONGOING REPORTING**

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://www.topshelf.tours/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)    the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)    the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)    the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)    the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)    the issuer liquidates or dissolves its business in accordance with state law.

\*                          \*     \*     \*     \*

**PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934**

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
    10.      Add § 240.12g-6 to read as follows:

§      **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

EXHIBIT A: SAMPLE SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d).** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| *Target Offering* | **10,000** | **$10,000** | **$9,200** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$984,400** |

MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.




Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

The Company:

**Sterling Transportation, Inc**

**172 Park Forest N Dr, Whiteland, IN  46184**

1. Subscription.
    1. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase **Common Stock** (singular - the "Security" or plural - the "Securities"), of:

        **Sterling Transportation, Inc**, a Corporation (the "Company"),

        at a purchase price of **$1.00 per security** (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in the Company's governing document(s) and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

    2. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.
    3. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.
    4. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

FP:  truCrowd



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

5. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

1. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

2. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

FP:  truCrowd



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

1. <u>Organization and Standing.</u> The Company is a **Corporation** duly formed, validly existing and in good standing under the laws of the State of **Indiana** The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

2. <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

3. <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

4. <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

5. <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or

 FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. <u>Capitalization</u>. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

7. <u>Financial statements.</u> Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

8. <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

9. <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

1. <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

2. <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

3. <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

4. <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
    1. To the Company;
    2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
    3. As part of an offering registered under the Securities Act with the SEC; or
    4. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

5. <u>Investment Limits</u>. Subscriber represents that either:
    1. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
    2. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

6.  <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

7.  <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

8.  <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

9.  <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

10. <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.  <u>Proxy.</u>

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
| --- | --- | --- | --- |
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

(a)      The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)      Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The





# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)    A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)    The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.    Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.    Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.	Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of **Indiana.**

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S

FP:



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000  Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| *Target Offering* | **10,000** | **$10,000** | **$9,200** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$984,400** |

COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9.      Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

**If to the Company, to:**

> **PHYSICAL: 172 Park Forest N Dr, Whiteland, IN  46184**

> **DIGITAL: CustomerService@topshelf.tours**

> **Attn: Rob Zajac**

**If to a Subscriber:**

> to Subscriber's address as shown on the signature page hereto

> or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.      Miscellaneous.

1.  All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
2.  This Subscription Agreement is not transferable or assignable by Subscriber.
3.  The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
4.  None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
5.  In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

FP:  truCrowd



Sterling Transportation Inc.
DBA Top Shelf Tours
172 Park Forest N Dr
Whiteland, IN 46184
317-937-9429

# OFFERING STATEMENT

| 10,000 | Shares of Common Stock at $1 per Share | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

6. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

7. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

8. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

9. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

10. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

12. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

**SUBSCRIPTION AGREEMENT SIGNATURE PAGE**

The undersigned, desiring to purchase **the Security** of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.




# OFFERING STATEMENT

| 10,000 Shares of Common Stock at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,200 |
| Maximum Amount | 1,070,000 | $1,070,000 | $984,400 |

(a)     The number of units of the Security the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

(b)     The aggregate purchase price (based on a purchase price of $1.00 per Security) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)     The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

**Investor Signature:**

%%INVESTOR_NAME%%

(print name of owner or joint owners)

%%INVESTOR_SIGNATURES%%

**Company Signature:**

This Subscription is accepted on %%EXECUTION_TIME_LEGAL%%

**By: Sterling Transportation, Inc**

%%ISSUER_SIGNATURE%%